April 13, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Michael F. Johnson

RE:      Teaching Time, Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed February 18, 2010
         File No. 333-164968

Mr. Johnson:

      This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to Teaching Time, Inc. (the "Company") dated April 8, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

      For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your added disclosure in response to prior comment 2. Please revise the risk factor subheading and text to replace the word "today" with the most recent practicable date certain as of which the liquidity information is being provided. In addition, you indicate here that "[o]ver the next twelve months, the Company will need at least $30,000 to funds its operations" and that this amount includes $19,000 to complete your business and marketing plan. Similarly, your use of proceeds discussion indicates that the funds raised in this offering will be used to develop and complete the business and marketing plan. These statements are inconsistent with your disclosures on page 29 that "[t]he total amount required for the next twelve months is $150,000" and that the business and marketing plan is expected to cost $115,000. Please clarify or revise your disclosures throughout the document to address these inconsistencies.

RESPONSE:

We concur with the Staff and have updated the registration statement to be consistent and clear that the business and marketing plan will cost us $150,000.

STAFF COMMENT 2:

We note your revised disclosure in response to prior comment 5; however, we reissue prior comment 5 in part. Please revise your disclosure in the first and second paragraphs to clarify that you are seeking to have the registration statement declared effective by the SEC and that, up effectiveness of the registration statement, Teaching Time will become subject to the reporting requirements of the federal securities laws and your common stock will be publicly tradable. Furthermore, we note several statements in the second paragraph that suggest that each step in the process "will" occur. Rather than describe the process of becoming an OTCBB company as a process within your control, please revise your statement so that they appropriately reflect the conditional nature of the process. For instance, clarify that in order for your common shares to be quoted on the OTCBB, an authorized market maker must agree to sponsor you and will be required to file a Form 211 with FINRA and indicate that there is no assurance that a market maker will agree to file the necessary documents or, if filed, that any request for sponsorship will be approved.

RESPONSE:

We concur with the staff and have modified the registration statement to reflect that becoming a reporting company is conditional and outside the Company's control.

STAFF COMMENT 3:

We note your statement that you are prepared to conduct onsite or webcast training, conducted by your teachers and educators, on your e-learning products and that you are capable of providing market research and editing of company products. However, these claims appear inconsistent with your current operations and capabilities. Please describe how Ms. Lamson's experience enables her to perform these tasks. In addition, clarify that your "teachers and educators" have yet to be hired and may never be hired in the event you are unable to raise capital beyond that which you are seeking to raise in this offering. Alternatively, revise your disclosure to clarify consistently throughout the document that the products and services described are the ones you propose to provide once you are operational.

RESPONSE:

We concur with the staff and have modified the registration statement to reflect the products and services will be provided once we are operational.

STAFF COMMENT 4:

We refer to prior comment 8 and reissue that comment. On the bottom of page 25 you continue to refer to "founders" despite your statement in your response letter that you only have one founder. Please revise.

RESPONSE:

We concur with the staff, and revised the registration statement to state we only have one (1) founder.

STAFF COMMENT 5:

We note your statements that the Company anticipates raising additional capital within three to four months after this offering is completed. Please describe your plans for raising additional capital. If you have no specific plans, it is unclear what the basis for this statement is. Please review your disclosure to clarify or consider removing the statement.

RESPONSE:

We concur with the staff and removed the statement to raising additional capital.

STAFF COMMENT 6:

We note from your risk factor disclosures on page 7 that based on your current cash position the company has between 5 to 6 months of capital to meet your financial obligations. Revise to include similar disclosures in your liquidity and capital resource discussion to clearly state how much longer your current available cash will allow the company to fund your operation and meet your financial obligations.

RESPONSE:

We concur with the staff and updated the liquidity and capital resources section to reflect how many months we can meet our current obligations with our existing cash.

      We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 408-605-1572.

Sincerely,

/s/ Lisa Lamson
---------------
Lisa Lamson
Chief Executive Officer

Enclosure